Exhibit 99.6

ADDENDUM No. 06 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] ASOCIACIÓN DE MINEROS GUAYABALES & COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA Between the undersigned, on the one hand, NATALIA ANDREA HERNÁNDEZ ARIAS , bearer of ID Card as it appears under her signature, acting in her capacity as alternate legal representative of COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA , (hereinafter "COLLECTIVE MINING"), according to the attached certificate of incorporation and legal representation ; and on the other hand, [Redacted – Confidential Information] bearer of ID Card as it appears under his signature, acting in his capacity as legal representative of ASOCIACIÓN DE MINEROS GUAYABALES (hereinafter " GUAYABALES "), according to the attached certificate of incorporation and legal representation and authorized to sign this document by Minutes of Extraordinary Meeting of July 22 , 2025 , duly empowered by the associates, we have agreed to sign this ADDENDUM No . 06 to the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , under the following considerations : 1. On [Redacted – Commercially Sensitive Information] , MINERALES PROVENZA S.A.S and GUAYABALES signed a CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] . 2. On [Redacted – Commercially Sensitive Information] , the Assignment of CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] by MINERALES PROVENZA S.A.S in favor of COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA was signed. This action was duly notified to the ASOCIACIÓN DE MINEROS GUAYABALES on the same date. 3. As of September 30 , 2024 , and from the beginning of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information], COLLECTIVE MINING has completed and recognized a total of USD 27 . 9 million dollars as exploration and evaluation expenses with respect to the minimum expenses required under the Option contract, fulfilling the investment commitments established in the aforementioned option contract for phases 1 and 2 , in addition to the exploration and evaluation expenses generated from October 1 , 2024 to the date of signing of this document . 4. On [Redacted – Commercially Sensitive Information] , GUAYABALES and COLLECTIVE MINING signed the ADDENDUM No. 5 to the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] so that COLLECTIVE MINING could exercise 100 % of the option to assign MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] in advance . In said ADDENDUM, the parties agreed to modify the payment terms for the aforementioned concession contract . 5. Following the signing of ADDENDUM No . 5 , [Redacted – Confidential Information] (hereinafter the OWNERS OF THE ASSETS ) declared themselves to be the owners and possessors of the underground infrastructure (such as, but not limited to, mining advances and exploratory guides) and surface infrastructure (powder magazine, roads, camp, and tailings ponds) associated with MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] (hereinafter THE ASSETS ) the value of which had originally been incorporated into the value of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] as part of the total value . Consequently, they stated that said assets of theirs were valued at the sum of eight million three hundred thirty - three thousand three hundred thirty - four United States dollars (USD 8 , 333 , 334 ), and that the correct value of the MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] was three million three hundred sixty - six thousand six hundred sixty - six United States dollars (USD 3 , 666 , 666 ) . That statement was ratified by GUAYABALES . 6. As a result of the above, GUAYABALES and the OWNERS OF THE ASSETS indicated the need to amend the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , with regard to FIRST CLAUSE . – PURPOSE , THIRD CLAUSE – EXERCISE OF THE OPTION and SIXTH CLAUSE . - PAYMENTS , in order to reflect the correct value of MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] in the amount of three million three hundred sixty - six thousand six hundred sixty - six US dollars (USD 3 , 666 , 666 ) in favor of GUAYABALES . Carrera 7 # 16 – 04 Barrio La Julia, Supía www.collectivemining.com info@collectivemining.com 108820 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

ADDENDUM No. 06 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] ASOCIACIÓN DE MINEROS GUAYABALES & COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA They also indicated the need to sign the corresponding legal agreements to transfer THE ASSETS owned by them to COLLECTIVE MINING, and to prevent any possible litigation related to the ownership of the ASSETS and their value within the value of the CONCESSION CONTRACT . 7. That as of the date of signing this document, COLLECTIVE MINING has made payments in accordance with the provisions of the Sixth Clause - Payments in favor of GUAYABALES in the amount of two million one hundred sixty - six thousand six hundred sixty - six US dollars (USD 2 , 166 , 666 ), therefore, the payment obligations associated with Phase 1 and the first installment of Phase 2 of the contract have been fully met, that is, for the early exercise of 100 % of the Assignment option of MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] by COLLECTIVE MINING , the payment to GUAYABALES of one million five hundred thousand United States dollars (USD 1 , 500 , 000 ) is pending . 8. All obligations stipulated in the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] have been satisfactorily fulfilled between GUAYABALES and COLLECTIVE MINING up to the date of signing this document, in accordance with the provisions of the corresponding clauses . Both parties have addressed the requests made by each within the framework of the contract in a timely and diligent manner, guaranteeing compliance with payments, execution deadlines, and other agreed - upon conditions . Consequently, the parties state that they are fully satisfied with the fulfillment of the contractual provisions to date, acknowledging that there are no breaches or outstanding claims, and ratify their commitment to the execution and continuous development of the obligations assumed as stipulated in the aforementioned contract . 9. Pursuant to the meetings held between COLLECTIVE MINING, GUAYABALES and the OWNERS OF THE ASSETS , it has been agreed to (i) modify the clauses THIRD CLAUSE - EXERCISE OF THE OPTION and the SIXTH CLAUSE . - PAYMENTS set forth in the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , between GUAYABALES and COLLECTIVE MINING and (ii) enter into transaction agreements between COLLECTIVE MINING and each of the OWNERS OF THE ASSETS in order to transfer ownership of THE ASSETS to COLLECTIVE MINING and to prevent any possible litigation or future claims regarding the ownership and transfer of said assets . Therefore, it has been agreed to sign this ADDENDUM No . 06 to the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , which shall be governed by the following CLAUSES : FIRST CLAUSE : The PURPOSE of this ADDENDUM is (i) to definitively determine the total value of MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , (ii) the determination of the value of the outstanding balance required for the early exercise of 100 % of the assignment option of MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] by COLLECTIVE MINING and (iii) the recognition by GUAYABALES of the status of the OWNERS OF THE ASSETS as owners of THE ASSETS and the requirements for the OWNERS OF THE ASSETS to transfer ownership thereof to COLLECTIVE MINING . As a result of the foregoing, the clauses of the MAIN CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , are amended, due to the effective exercise of the option and the recognition of ownership of the ASSETS . SECOND CLAUSE : By means of this ADDENDUM No . 6 , the parties agree to amend the Third Clause of ADDENDUM No . 5 of June 20 , 2025 , which shall read as follows : "THIRD CLAUSE - EXERCISE OF THE OPTION : With the signing of this ADDENDUM No . 6 , COLLECTIVE MINING exercises the OPTION on 100 % of MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , which is valued at three million three hundred sixty - six thousand six hundred sixty - six United States dollars (USD 3 , 666 , 666 ) , undertaking to pay the balance of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , that is, the sum of one million five hundred thousand United States dollars (USD 1 , 500 , 000 ) . Carrera 7 # 16 – 04 Barrio La Julia, Supía www.collectivemining.com info@collectivemining.com 108821 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

Folio número:
Folio number: 108822

TRADUCCIÓN OFICIAL
SWORN TRANSLATION
ata MEMBER American Translators Association | ATA Member Number: M-183081

SUCCESS® Communication Service

COLLECTIVE MINING

**ADDENDUM No. 06 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]
ASOCIACIÓN DE MINEROS GUAYABALES
& COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA**

FIRST PARAGRAPH: In order to proceed with the process of assigning 100% of the rights arising from MINING CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]**, **GUAYABALES** undertakes to carry out all the necessary steps for the effective filing of the corresponding procedure, using the platform provided for this purpose by the competent authority. Such steps shall include, but are not limited to, the timely submission of the required documents attached hereto, the provision of access data to the **AnnA Minería** system, the assignment of an agent and/or professional designated by **COLLECTIVE MINING**, as well as the completion of all necessary procedures required to satisfactorily complete the assignment of rights process. Two (2) business days following the registration of the transfer of rights under mining concession contract **[Redacted – Commercially Sensitive Information]** in favor of COLLECTIVE MINING in the National Mining Registry, GUAYABALES shall issue and submit to COLLECTIVE MINING the invoice for this item.

SECOND PARAGRAPH: GUAYABALES undertakes to transfer to COLLECTIVE MINING all current permits, concessions, and/or authorizations granted by the competent authorities, including, but not limited to, the environmental and mining authorities, in relation to Mining Concession Contract **[Redacted – Commercially Sensitive Information]**, within one month from the effective assignment of Mining Concession Contract **[Redacted – Commercially Sensitive Information]**. The exercise of any easement necessary for the execution of the operation activities during the term of this contract, as well as its cost, shall be borne by GUAYABALES and its cost shall not be transferred to COLLECTIVE MINING.

THIRD PARAGRAPH. In accordance with the provisions of this clause SECOND CLAUSE of the **CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]** is hereby eliminated"

THIRD CLAUSE: MODIFY the SIXTH CLAUSE of the ADDENDUM No. 5 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]**, as follows:

"**SIXTH CLAUSE. - PAYMENTS:** The payments that **GUAYABALES** will receive from **COLLECTIVE MINING** for this contract, the **OPTION** and consequent transfer of ownership of the **CONCESSION** will be made in the following manner:

Installment No.	Enforceability	Amount		
1	Ten (10) business days following the signing of this contract, after granting the pledge guarantee on the CONCESSION in favor of COLLECTIVE MINING.	USD 350,000		**Fulfilled**
2	Month seven (7) following the date of signature of this contract	USD 200,000		**Fulfilled**
3	Month fourteen (14) following the date of signature of this contract	USD 200,000		**Fulfilled**
4	Month twenty-one (21) following the date of signature of this contract	USD 250,000		**Fulfilled**
5	Month twenty-eight (28) following the date of signature of this contract	USD 250,000		**Fulfilled**
6	Month thirty-five (35) following the date of signature of this contract	USD 250,000		**Fulfilled**
7	Month forty-two (42) following the date of signature of this contract	USD 250,000		**Fulfilled**
8	Month forty-eight (48) following the date of signature of this contract	USD 250,000		**Fulfilled**
9	Month fifty-four (54) following the date of signature of this contract.	USD 166,666		**Fulfilled**
10	**June 20, 2026**	USD 588,889		
11	**December 20, 2026**	USD 588,889		
12	**June 20, 2027**	USD 322,222		

Carrera 7 # 16 – 04 Barrio La Julia, Supía
www.collectivemining.com
info@collectivemining.com

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Professional ID No. 0351
Inglés - Español - Inglés
English - Spanish - English
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

INFORMACIÓN DE CONTACTO E-mail: scstraducciones@gmail.com · Teléfono: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85
CONTACT INFORMATION E-mail: scstraducciones@gmail.com · Telephone number: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85

ADDENDUM No. 06 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] ASOCIACIÓN DE MINEROS GUAYABALES & COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA FIRST PARAGRAPH : Unless this agreement specifies a value in Colombian pesos, the payments described herein shall be made in Colombian pesos, at the representative market rate on the business day prior to the date on which the respective payment is due . If the dates for compliance with the obligations occur on a non - business day in Colombia, payment shall be made on the business day following the date on which the aforementioned term has been met . Payments will be made after applicable withholdings have been made in accordance with tax legislation and after verification that both GUAYABALES individually and COLLECTIVE MINING comply with regulations related to anti - money laundering and terrorism prevention . GUAYABALES shall issue an invoice that fully complies with all requirements and fulfill all formal obligations that may be relevant under Applicable Laws, especially at the time of transfer of ownership of the CONCESSION in favor of COLLECTIVE MINING . SECOND PARAGRAPH : In order to hold the CONCESSION harmless and/or keep it up to date in the fulfillment of its obligations during the time it takes to file, evaluate, and approve the assignment, and during the term of the Operation Contract or figure that THE PARTIES agree on, COLLECTIVE MINING may, upon written notification to GUAYABALES regarding the obligations not fulfilled within the legal and/or contractual deadlines, and once thirty (30) business days have elapsed since said notificationsu without GUAYABALES having remedied the breach or issued any response or statement, allocate the payments owed to GUAYABALES to the fulfillment of legal, economic, technical, labor, environmental, social, and any other obligations related to the operation of the CONCESSION , without being limited exclusively to those mentioned . THIRD PARAGRAPH : No later than the day before the payment date, Guayabales and the Associates may request in writing a postponement of the payment date for any of the payments established in this clause, without this being understood as a waiver of 100 % of the option in favor of COLLECTIVE MINING . For the new payment date, the TRM of the payment date established in this document will be maintained . FOURTH PARAGRAPH : In case of default in the payment of the amounts indicated in this clause, COLLECTIVE MINING will pay GUAYABALES default interest at the maximum legal rate allowed during the time the default lasts . " FOURTH CLAUSE: OWNERSHIP OF ASSETS AND TRANSFER TO COLLECTIVE MINING: GUAYABALES acknowledges that the ASSETS, as described in the Annex of Assets that forms an integral part of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , are owned by the OWNERS OF THE ASSETS in the proportions indicated below : PARTICIPATION % ID CARD NAME No. 11.506665% [Redacted – Confidential Information] [Redacted – Confidential Information] 01 6.004905% [Redacted – Confidential Information] [Redacted – Confidential Information] 02 6.004905% [Redacted – Confidential Information] [Redacted – Confidential Information] 03 6.004905% [Redacted – Confidential Information] [Redacted – Confidential Information] 04 6.004905% [Redacted – Confidential Information] [Redacted – Confidential Information] 05 6.004905% [Redacted – Confidential Information] [Redacted – Confidential Information] 06 6.004905% [Redacted – Confidential Information] [Redacted – Confidential Information] 07 6.004905% [Redacted – Confidential Information] [Redacted – Confidential Information] 08 108823 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

6.004905% [Redacted – Confidential Information] [Redacted – Confidential Information] 09 6.004905% [Redacted – Confidential Information] [Redacted – Confidential Information] 10 6.004905% [Redacted – Confidential Information] [Redacted – Confidential Information] 11 6.004905% [Redacted – Confidential Information] [Redacted – Confidential Information] 12 6.004905% [Redacted – Confidential Information] [Redacted – Confidential Information] 13 6.004905% [Redacted – Confidential Information] [Redacted – Confidential Information] 14 6.004905% [Redacted – Confidential Information] [Redacted – Confidential Information] 15 4.424667% [Redacted – Confidential Information] [Redacted – Confidential Information] 16 Carrera 7 # 16 – 04 Barrio La Julia, Supía www.collectivemining.com info@collectivemining.com 108824 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

ADDENDUM No. 06 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] ASOCIACIÓN DE MINEROS GUAYABALES & COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA 2. The value of the ASSETS referred to in this clause corresponds to the sum of eight million three hundred thirty - three thousand three hundred thirty - four United States dollars (USD 8 , 333 , 334 ), which are no longer part of the total value of MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] and shall be paid as follows : 1. EIGHT BILLION ONE HUNDRED SIXTY MILLION ONE HUNDRED TWENTY THOUSAND PESOS (COP 8 , 160 , 120 , 000 ) equivalent to TWO MILLION United States Dollars ( USD 2 , 000 , 000 ) according to the TRM set for [Redacted – Commercially Sensitive Information] (Financial Superintendence certificate attached), for the prior business day, two (2) business days following the signing of ADDENDUM number 5 with GUAYABALES , that is, June 25 , 2025 , in favor of each of the OWNERS OF THE ASSETS in the proportion established in this clause . 2. EIGHT BILLION THIRTY - TWO MILLION EIGHT HUNDRED EIGHTY THOUSAND PESOS (COP 8 , 032 , 880 , 000 ) equivalent to TWO MILLION United States dollars (USD 2 , 000 , 000 ) in the month following the date of signing of ADDENDUM number 5 with GUAYABALES , that is, July 20 , 2025 , in favor of each of the OWNERS OF THE ASSETS in the proportion established in this clause . 3. TWO MILLION THREE HUNDRED THOUSAND United States dollars ( USD 2 , 300 , 000 ) two months following the date of signing ADDENDUM number 5 with GUAYABALES , that is, on August 20 , 2025 , in favor of each of the OWNERS OF THE ASSETS in the proportion established in this clause . 4. The outstanding balance to complete the total agreed upon in the contract, that is TWO MILLION THIRTY - THREE THOUSAND THREE HUNDRED THIRTY - FOUR United States dollars (USD 2 , 033 , 334 ) shall be payable in four (4) installments, no later than the end of each six (6) months from the signing of the ADDENDUM number 5 with GUAYABALES , as follows : OWNERS OF THE ASSETS December 20, 2025 588,889 USD 4.2.4.1 OWNERS OF THE ASSETS June 20, 2027 266,667 USD 4.2.4.2 OWNERS OF THE ASSETS December 20, 2027 588,889 USD 4.2.4.3 OWNERS OF THE ASSETS June 20, 2028 588,889 USD 4.2.4.4 FIRST PARAGRAPH : Unless this agreement specifies a value in Colombian pesos, the payments described herein shall be made in Colombian pesos, at the representative market rate on the business day prior to the date on which the respective payment is due . If the dates for compliance with the obligations occur on a non - business day in Colombia, payment shall be made on the business day following the date on which the aforementioned term has been met . Payments will be made after applicable tax withholdings have been made in accordance with tax legislation and after verification that both the OWNERS OF THE ASSETS individually and COLLECTIVE MINING comply with regulations related to anti - money laundering and terrorism prevention . The OWNERS OF THE ASSETS must issue invoices that fully comply with all requirements and fulfill all formal obligations that may be relevant under Applicable Laws . SECOND PARAGRAPH : In the event of late payment of the amounts specified in this clause, COLLECTIVE MINING shall pay each of the OWNERS OF THE ASSETS default interest at the maximum legal rate permitted for the duration of the delay . THIRD PARAGRAPH : The payments described in this clause may be made in advance at any time in favor of each of the OWNERS OF THE ASSETS in the proportion established in this clause, shall terminate this contract and the operation by GUAYABALES, which shall be obliged to return the area of operation to COLLECTIVE MINING under the terms and conditions established in the STANDARD OPERATING CONTRACT . Carrera 7 # 16 – 04 Barrio La Julia, Supía www.collectivemining.com info@collectivemining.com 108825 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

Folio número:
Folio number: 108826

TRADUCCIÓN OFICIAL
SWORN TRANSLATION

ata MEMBER American Translators Association | ATA Member Number: M-183081

SUCCESS® Communication Service

COLLECTIVE MINING

ADDENDUM No. 06 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]
ASOCIACIÓN DE MINEROS GUAYABALES
& COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA

FOURTH PARAGRAPH: GUAYABALES undertakes to encourage the OWNERS OF THE ASSETS to enter into the legal transactions required for (i) the transfer of ownership of the ASSETS to COLLECTIVE MINING and transaction agreements and (ii) to prevent any potential litigation and claims for damages arising from the ownership of the ASSETS and their value.

FIFTH PARAGRAPH: From the signing of this contract until the date on which COLLECTIVE MINING acquires the status of mining owner upon exercising the option, THE OWNERS OF THE ASSETS shall continue to use THE ASSETS, thereby assuming any repairs and/or liability arising from their use until the date on which the transfer of ownership of the **CONCESSION** in favor of **COLLECTIVE MINING.**

From the moment COLLECTIVE MINING acquires the status of mining titleholder and until full payment of the contract value within the established deadlines (or in advance), COLLECTIVE MINING shall deliver to GUAYABALES, on a loan basis, THE ASSETS for the execution of the mining operations in its capacity as MINING OPERATOR of COLLECTIVE MINING, under the terms and conditions defined in the STANDARD OPERATING AGREEMENT.

SIXTH PARAGRAPH: The **OWNERS OF THE ASSETS** shall deliver THE ASSETS within two (2) business days following the date on which the transfer of ownership of the **CONCESSION** in favor of **COLLECTIVE MINING** is conducted.

FIFTH CLAUSE: MODIFY the **"NINETEENTH CLAUSE - GROUNDS FOR TERMINATION"** of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]**, as follows:

SIXTH CLAUSE: "NINETEENTH CLAUSE - GROUNDS FOR TERMINATION. This agreement shall be terminated for the following causes: **1.** Mutual agreement. **2.** For unjustified failure to comply with the obligations of the PARTIES exceeding 90 days following the date of compliance with the respective obligation. **3.** For full early payment at any time in favor of GUAYABALES and the OWNERS OF THE ASSETS. **4.** When any of THE PARTIES is involved in the causes established in the regulations on money laundering and terrorist financing.

SEVENTH CLAUSE: For the purposes of this **ADDENDUM**, any provision previously contained in the clauses covered by this **ADDENDUM**, which is not expressly mentioned or modified, shall continue to have effect. Notwithstanding the foregoing, it must be interpreted in accordance with the modifications established in this **ADDENDUM**.

EIGHTH CLAUSE: The following annexes shall form an integral part of this contract:
8.1 Annex - Minutes of the Extraordinary Meeting of Guayabales held on July 22, 2025, authorizing **[Redacted – Confidential Information]** to sign this document.
8.2 Technical description of THE ASSETS
8.3 Any other annexes that the parties expressly agree to include.

In witness whereof, this agreement is signed in the city of Medellín on July 22, 2025, in two identical copies of the same probative value.

By COLLECTIVE MINING **[Signed]** **NATALIA A. HERNÁNDEZ ARIAS** Legal Representative	By ASOCIACIÓN DE MINEROS GUAYABALES **[Signed]** **[Redacted – Confidential Information]** Legal Representative

Carrera 7 # 16 – 04 Barrio La Julia, Supía
www.collectivemining.com
info@collectivemining.com
[redacted]

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Professional ID No. 0351
Inglés - Español - Inglés
English - Spanish - English
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

INFORMACIÓN DE CONTACTO E-mail: scstraducciones@gmail.com · Teléfono: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85
CONTACT INFORMATION E-mail: scstraducciones@gmail.com · Telephone number: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85

ADDENDUM No. 06 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] ASOCIACIÓN DE MINEROS GUAYABALES & COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA The OWNERS OF THE ASSETS hereby sign this document in agreement with the stipulations contained herein regarding their payment rights and obligations: SIGNATURE ID CARD NAME No. [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 01 [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 02 [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 03 [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 04 [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 05 [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 06 [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 07 [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 08 [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 09 [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 10 [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 11 [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 12 [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 13 [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 14 [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 15 [Signed] [Redacted – Confidential Information] [Redacted – Confidential Information] 16 Carrera 7 # 16 – 04 Barrio La Julia, Supía www.collectivemining.com info@collectivemining.com 108827 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026